Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hesai Group

禾 賽 科 技 *

(the “Company”)

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

GRANT OF AWARDS

This announcement is made by the Company pursuant to Rules 17.06A, 17.06B and 17.06C of the Listing Rules.

On June 12, 2026, the Company granted an aggregate of 737,054 awards in the form of RSUs (the “Awards”) (representing the same number of Class B Ordinary Shares) to 302 employees of the Group (the “Grants”) under the 2021 Plan, subject to respective acceptance by the Grantees. The Grants are subject to the terms and conditions of the 2021 Plan and the award agreements entered into or to be entered into between the Company and each of the Grantees.

DETAILS OF THE GRANTS

Grant Date	:	June 12, 2026

Grantees	:	302 employees of the Group, all of whom are eligible participants pursuant to the 2021 Plan

Number of Awards granted	:	A total of 737,054 RSUs were granted to 302 employees of the Group

Aggregate number of Class B Ordinary Shares underlying the Awards	:	737,054

Purchase price of the Awards	:	Nil

Market price of the Class B Ordinary Shares or ADSs on the date of the Grants	:	HK$143.7 per Class B Ordinary Share, for Class B Ordinary Shares traded on the Stock Exchange on June 12, 2026 (Hong Kong Time)

US$18.06 per ADS, for ADSs traded on NASDAQ on June 11, 2026 (U.S. Eastern Time), being the trading day on NASDAQ immediately preceding the date of the Grants

Vesting period	:	(1)	688,229 RSUs of the Awards shall vest over four years in four equal portions on each of the first, second, third and fourth anniversary of the vesting commencement date as specified in the award agreement; and

		(2)	48,825 RSUs of the Awards shall vest semi-annually in eight equal portions from the first vesting commencement dates as specified in the award agreements (i.e. the period between the vesting commencement dates as specified in the award agreements and the last vesting dates is 48 months).

Pursuant to the 2021 Plan, the vesting period for any RSU granted shall not be less than 12 months from the date of grant, unless otherwise decided by the Board, a committee of the Board and/or one or more authorized executive officers of the Company, subject to the Listing Rules.

As certain Grants were delayed due to administrative reasons, the periods between the date of such Grants and the first vesting dates of such Grants are less than 12 months to reflect the time from which the Awards would have been granted as permitted by the 2021 Plan. Further, while the Awards granted to certain employees will be vested semi-annually with the first vesting dates occurring in less than 12 months, these Awards have a mixed or accelerated vesting schedule and will be vested in eight equal portions over 48 months. The compensation committee of the Board considers that such arrangements (i) are appropriate for retaining, incentivizing and rewarding those employees, as well as encouraging them to continuously contribute to the operations, development and long-term success and growth of the Company, (ii) are appropriate and commercially competitive and reasonable as the majority of the Awards are subject to a longer vesting period, which will ensure that the long-term interest of the employees and the Company are aligned, and (iii) align with the purpose of the 2021 Plan.

Performance target	:	The vesting of Awards under the Grants is not subject to any performance target.

Clawback mechanism	:	Upon any termination of employment or service during the applicable restriction period, Awards that are at that time unvested shall be forfeited or repurchased in accordance with the respective award agreements. In addition, if the termination of employment or service is for cause as set out in the section headed “Statutory and General Information – D. Share Incentive Plan – 1. The 2021 Plan – (i) Termination for Cause” in Appendix IV to the prospectus of the Company dated September 8, 2025, Awards that are at that time vested shall also be forfeited in accordance with the respective award agreements.

There are no arrangements for the Company or any of its subsidiaries to provide financial assistance to the Grantees to facilitate the purchase of the RSUs granted under the 2021 Plan.

LISTING RULES IMPLICATIONS

The Board (including all the independent non-executive Directors) is of the view that all Grants are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

There are no performance targets attached to the RSUs for the Grants set out above. The Compensation Committee the view that the Grants to the Grantees without performance targets are market competitive, consistent with the Company’s customary practice and remuneration policies, and align with the purpose of the 2021 Plan.

Save as disclosed above and to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as at the date of the Grants, none of the Grantees is: (i) a Director, a chief executive, a substantial shareholder of the Company or an associate of any of them; (ii) a participant with awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with awards granted and to be granted exceeding 0.1% of the total issued shares (excluding treasury shares) of the Company in any 12-month period up to and including the date of the Grants.

NUMBER OF CLASS B ORDINARY SHARES AVAILABLE FOR FUTURE GRANTS

The Awards will be satisfied using the Class B Ordinary Shares (or equivalent ADSs) issued and/ or to be issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the 2021 Plan. As at the date of this announcement and following the Grants, 13,091,280 underlying Class B Ordinary Shares remain available for future grants under the plan limit, and the consultants sublimit remains unchanged at 750,504 underlying Class B Ordinary Shares.

REASONS FOR GRANTS

The purpose of the Grants is to promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Shareholders and by providing such Grantees with an incentive for outstanding performance to generate superior returns to the Shareholders. The Board is of the view that Grants serve as effective means to recognize and reward the Grantees for their contribution to the Group, assist with talent retention, while fostering a stronger sense of commitment for the Grantees to drive the future growth and long-term development of the Group.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

“2021 Plan”	the share incentive plan of our Company adopted in June 2021, as amended from time to time

“ADS(s)”	American Depositary Share(s), each representing one Class B Ordinary Share

“associate”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“Class B Ordinary Share(s)”	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class B Ordinary Share one vote per share on any resolution tabled at the Company’s general meetings

“Company”	Hesai Group, an exempted company with limited liability incorporated in the Cayman Islands on April 21, 2021

“Compensation Committee”	the compensation committee of the Board

“Depositary”	Deutsche Bank Trust Company Americas

“Director(s)”	the director(s) of our Company

“Grantee(s)”	the grantee(s) being granted the RSU awards under the 2021 Plan, as set out in the section headed “Details of the Grants – Grantees” in this announcement

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“NASDAQ”	the Nasdaq Global Select Market

“RSU(s)”	restricted share unit(s)

“Shareholder(s)”	holder(s) of the Class A ordinary shares and Class B ordinary shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“substantial shareholder(s)”	has the meaning ascribed to it in the Listing Rules

“treasury shares”	has the meaning ascribed to it in the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States of America

“%”	per cent

By order of the Board
Hesai Group
Dr. Yifan Li
Chairman of the Board, Executive Director
and Chief Executive Officer

Hong Kong, June 12, 2026

As of the date of this announcement, the Board comprises: (i) Dr. Yifan Li, Dr. Kai Sun, Mr. Shaoqing Xiang and Ms. Cailian Yang as the executive Directors; and (ii) Ms. Yi Zhang, Mr. Jia Ren and Dr. Hui Wang as the independent non-executive Directors.

* For identification purpose only